SEC Mail Processing Section

NOV 25 2013

Washington DC 404

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

SECURITIES AND EXCHANGE COMMISSION RECEIVED NOV 26 2013 DIVISION OF TRADING & MARKETS

13035759

1. State the name of the applicant: NYSE MKT LLC (Formerly known as NYSE Amex LLC)
2. Provide the applicant's primary street address (Do not use a P.O. Box): 11 Wall Street, New York, NY 10005
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number: (212)656-2039 (Telephone) (212)656-8101 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee: Janet McGinness (Name) Secretary (Title) (212) 656-2039 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Janet McGinness
   NYSE Euronext Holdings LLC
   11 Wall Street, New York, NY 10005
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 01/09/08 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are a part hereof, are current, true, and complete.

Date: November 22, 2013 NYSE MKT LLC (Name of applicant)

By: Janet McGinness (Signature) Janet McGinness, Secretary (Printed Name and Title)

Subscribed and sworn before me this 22nd day of November (Month), 2013 (Year) by Pier Tisdel (Notary Public)

My Commission expires ______ County of ______ State of ______

PIER TISDEL Notary Public - Kings County No. 01TI6113336 Qualified in Kings County Certificate Filed in New York County My Commission Expires September 7, 20 16

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NYSE ARCA, INC.

NOVEMBER 22, 2013

EXHIBIT C

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE MKT LLC

NOVEMBER 2013

EXHIBIT C

Information in respect of each subsidiary or affiliate of NYSE MKT LLC, affected by the indirect acquisition of the Applicant by ICE Group, including copies of the constitution, articles of incorporation or association with all amendments thereto, and of existing by-laws or rules or instruments corresponding thereto, are kept up to date and are available to the Securities and Exchange Commission and to the public upon request.

EXHIBIT F

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE MKT LLC

NOVEMBER 2013

EXHIBIT F

No information in Exhibit F was rendered inaccurate or incomplete by the indirect acquisition of the Applicant by ICE Group

EXHIBIT G

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE MKT LLC

NOVEMBER 2013

EXHIBIT G

No information in Exhibit G was rendered inaccurate or incomplete by the indirect acquisition of the Applicant by ICE Group

EXHIBIT H

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE MKT LLC

NOVEMBER 2013

EXHIBIT H

No information in Exhibit H was rendered inaccurate or incomplete by the indirect acquisition of the Applicant by ICE Group

EXHIBIT J

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE MKT LLC

NOVEMBER 2013

EXHIBIT J

Lists of the officers, directors, members of all standing committees, or persons performing similar functions, affected by the indirect acquisition of the Applicant by ICE Group, are kept up to date and will be made available to the Securities and Exchange Commission and to the public upon request.

EXHIBIT K

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE MKT LLC

NOVEMBER 2013

EXHIBIT K

No information in Exhibit K was rendered inaccurate or incomplete by the indirect acquisition of the Applicant by ICE Group

EXHIBIT M

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE MKT LLC

NOVEMBER 2013

EXHIBIT M

No information in Exhibit M was rendered inaccurate or incomplete by the indirect acquisition of the Applicant by ICE Group